VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Picard Medical, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted January 24, 2025
CIK No. 000203017

Ladies and Gentlemen:

This letter sets forth the responses of Picard Medical, Inc. (the “Company”) to comments received in a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated February 7, 2025, (the “Comment Letter”) with respect to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”) incorporating the Company’s responses to the Staff’s Comment Letter.

For the convenience of the Staff, the Company has included the text of the Staff’s comments in the Comment Letter in bolded text and the Company’s responses thereto.

Amendment No.3 to Draft Registration Statement on Form S-1 submitted January 24, 2025

Prospectus Summary

Our Business, page 1

1.

We note your revised disclosure in response to prior comment 2 including that "[s]tudies have shown that the use of LVADs and other temporary MCS results in poorer outcomes compared to the outcomes obtained with the SynCardia TAH. For example, the 12-month survival after heart transplant in patients who were on LVADs or other temporary MCS devices was 43% compared to 75% in patients who were on a SynCardia TAH." To the extent that this disclosure is not based on head-to-head clinical trial data, please remove it from your filing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 2 of the Registration Statement to remove this statement from the filing to address the Staff’s comment.

New Product Development, page 8

2.	We note your revised disclosure in response to prior comments 5 and 6 that your Unicorn and Emperor prototypes have been shown to achieve pulsatile flow with rates exceeding the minimum requirement of 3.5 liters per minute. Please briefly explain why 3.5 liters per minute is the applicable minimum requirement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 8 and 9 of the Registration Statement to address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 65

March 31, 2025 Page 2

3.	Refer to our prior comment 7. We see that revenues increased 23% in the year ended December 31, 2024 as compared to the year end December 31, 2023 and you explain that it is related to change in the geographic sales market in favor of U.S. sales. Revise to provide further details regarding the underlying reason for the increase in U.S. sales.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 62 of the Registration Statement to address the Staff’s comment.

Executive Compensation, page 103

4.	Please revise to provide executive compensation as of your last completed fiscal year. See Item 402 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Executive Compensation Section of the Registration Statement to address the Staff’s comment.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Patrick NJ Schnegelsberg, Chief Executive Officer, Picard Medical, Inc.